UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2022

Commission File Number: 1-14542

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

(Translation of registrant’s name into English)

15/Fl. B, No. 77, Sec. 2, Dunhua South Road

Taipei, 106, Taiwan, Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K consists of the (i) Registrant’s press release issued September 06, 2022, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference; and (ii) Registrant’s press release issued September 07, 2022, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE
CORPORATION LIMITED
(Registrant)

By:	/s/ Ivan Hsia
Name:	Ivan Hsia
Title:	Chief Financial Officer

Date: September 9, 2022

EXHIBIT INDEX
Exhibit Number	Description

99.1	Press Release dated September 06, 2022

99.2	Press Release dated September 07, 2022